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                                                                 Exhibit 20

SOUTHERN UNION COMPANY AND
PROVIDENCE ENERGY CORPORATION ANNOUNCE MERGER AGREEMENT


AUSTIN, Texas (Nov. 15, 1999) - Southern Union Company (NYSE: SUG) and Providence Energy Corporation (NYSE:PVY) (ProvEnergy) today announced that their boards of directors have unanimously approved a definitive merger agreement.

The agreement calls for Southern Union to merge with ProvEnergy in a transaction valued at approximately $400 million, including the assumption of debt. This agreement follows the consummation of Southern Union's merger with Pennsylvania Enterprises, Inc. on Nov. 4, 1999, and the announcement of Southern Union's merger agreement with Fall River Gas Company (Amex: FAL) on Oct. 5, 1999. These mergers strengthen Southern Union's competitive position in the attractive northeast energy market.

Under the terms of the agreement, Providence Energy shareholders will receive $42.50 cash per share of Providence Energy common stock. This represents a 46% premium over the average closing price of Providence Energy common stock during the previous 30 trading days.

"ProvEnergy provides Southern Union a hub in the New England area," said Peter Kelley, Southern Union president and chief operating officer. "With this step, we intend to continue to expand in the attractive and diversified northeastern region. This merger will benefit the customers and employees of ProvEnergy as Southern Union furthers its use of technology to improve customer service and enhance efficiencies."

According to James H. Dodge, Providence Energy Corporation chairman and chief executive officer, "We look forward to merging with a company that will allow us to continue our outstanding service to ProvEnergy custo-mers. It offers our employees an opportunity to advance with a well-known company focused on expanding in New England."

Headquartered in Providence, R.I., ProvEnergy is a multifaceted energy company serving a total of 181,000 customers, primarily through natural gas distribution systems in Rhode Island and southeastern Massachusetts. The company's non-regulated operation, Providence Energy Services, markets natural gas, electricity and heating oil to retail accounts throughout New England.

Upon completion of the ProvEnergy and Fall River Gas mergers, Southern Union will serve 1.5 million gas and electric customers in six states.

This transaction requires the approval of the holders of the majority of the outstanding Providence Energy shares, regulators in Rhode Island and Massachusetts, as well as regulators in Missouri, Pennsylvania and Florida where Southern Union currently has operations.

Southern Union is an international energy distribution company, serving more than 1.2 million customers through its natural gas operating divisions - Southern Union Gas, Missouri Gas Energy, PG Energy, and Atlantic Utilities. In Texas, Southern Union Gas serves approximately 513,000 customers, including the cities of Austin, El Paso, Brownsville, Galveston, and Port Arthur. Missouri Gas Energy serves approximately 484,000 customers in western Missouri, including the cities of Kansas City, St. Joseph, Joplin, and Monett. And, in Pennsylvania, PG Energy serves approximately 152,000 customers, including the cities of Wilkes-Barre, Scranton and Williamsport.

This release and other Company reports and statements issued or made from time to time contain certain "forward-looking statements" con-cerning projected future financial performance, expected plans or future operations. Southern Union Company cautions that actual results and developments may differ materially from such projections or expectations.

Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking projections or expectations. These factors include, but are not limited to: weather conditions in the Company's service territories; cost of gas; regulatory and court decisions; the receipt of timely and adequate rate relief; the achievement of operating efficiencies and the purchase and implementation of new technologies for attaining such efficiencies; impact of relations with labor unions of bargaining-unit employees; impact of any Year 2000 disruption; and the effect of strategic initiatives on earnings and cash flow. Most of these factors are difficult to accurately predict and are generally beyond the control of the Company.